June 29, 2018

Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-6782

Re:	Impact Shares Trust I (the “Trust”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A
File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On June 28, 2018, you telephonically provided comments (the “Comments”) on the response letter from the Trust dated June 22, 2018 (the “Prior Response Letter”) regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-1A filed on May 8, 2018 for the Trust with respect to Impact Shares NAACP Minority Empowerment ETF (the “Minority Fund”), a series of the Trust (the “Amendment”). We have reviewed the Comments and have provided our responses below. Corresponding changes will be made in the next pre-effective amendment to the Trust’s registration statement on Form N-1A (“Pre-Effective Amendment No. 3”). All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

General

1.	Comment: The Trust’s response to comment number 4 in the Prior Response Letter states that “A company may be excluded from the Underlying Index if Sustainalytics, in its discretion, determines that the company is experiencing a “High” or “Severe” level of Controversy in one of three areas: Employee Incidents, Social Supply Chain Incidents, or Society and Community Incidents.” The staff requests that the this statement be reconciled with the following statement in the Amendment: “Based on that scoring, excluding those companies with a detrimental score for applicable controversies (as determined by Morningstar), the top 200 best scoring companies are selected as the final Underlying Index components after accounting for industry and sector weightings determined by Morningstar.”

Response: The Trust has revised the referenced disclosure to read as follows (emphasis added):

Based on that scoring, excluding those companies with a detrimental score for applicable controversies (as determined by Sustainalytics), the 200 best scoring companies (after applying the optimized weighting methodology discussed below) are selected by Morningstar as the final underlying index components.

2.	Comment: The staff requests that a statement be added to the principal investment strategies for the Minority Fund regarding the history of NAACP support for each of the social screens used by the Minority Fund.

Response: The Trust has added the following disclosure:

Each of the social screens for the Minority Fund addresses an issue that has a history of NAACP support.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Ethan Powell, Trustee

Brian D. McCabe, Ropes & Gray LLP

2